     January 7, 2019

Mr. Joseph M. Kempf, Senior Staff Accountant
Mr. Robert S. Littlepage, Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: SEC Comment Letter dated December 19, 2018 related to Carriage Services, Inc.’s
Form 10-K for the Year Ended December 31, 2017 Filed February 21, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 1, 2018

File No. 001-11961

Dear Messrs. Kempf and Littlepage:

This letter responds to the comments that Carriage Services, Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated December 19, 2018 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve the Staff’s comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff’s comments in bold text.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Financial Statements
Consolidated Statement of Operations, page 4

1.
State separately on the face of your income statement net sales of tangible products and revenues from services, pursuant to 5-03(b)1 of Regulation S-X. Similarly, you should state separately cost of tangible goods sold and cost of services, pursuant to 5-03(b)2 of Regulation S-X.

Response:
In response to your comment, in future filings, beginning with the Form 10-K for the Year Ended December 31, 2018, we will separately state on the face of our Statement of Operations, the revenues derived from tangible goods sold and the cost of such tangible goods sold, as well as revenues derived from services and the cost of such services, pursuant to 5-03(b)1 and 5-03(b)2 of Regulation S-X.

The disclosure of the disaggregation of the costs of tangible goods sold and the costs of services will follow our presentation of revenue, by type for each of our reportable segments, disclosed in Note 6, “Revenue From Contracts with Customers” on our Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 1, 2018.
For the convenience of the Staff, the proposed revision of our statement of operations (including comparative periods) and our disclosure of disaggregated revenues and cost of tangible goods sold and cost of services (Revenue From Contracts with Customers Footnote) in our Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 1, 2018 has been set forth in the attached Appendix I.

Recently Issued Accounting Standards
Revenue Recognition, page 11

2.
Please helps us to understand the nature of your funeral and cemetery performance obligations. Tell us what merchandise and services you have combined with others for the purpose of determining your performance obligations and which merchandise and services you have treated as a separate performance obligation.

Response:
Funeral Home Operations:
Funeral arrangements sold at the time of death are referred to as atneed contracts.
The performance obligation on these atneed contracts for funeral merchandise and services are bundled as a single performance obligation, as the performance of these obligations occur within a short time frame (usually within a few days) from the time of death to the funeral service. Although our performance activities are transferred in sequence such as, embalming the body, delivering the casket, obtaining service related items like flowers and performing the service, these are all essential to satisfy our contractual obligation to the customer, thus, bundled into a single performance obligation. Revenue is recognized on the date of funeral service, as all performance obligations have been satisfied.
Funeral arrangements sold prior to death are referred to as preneed contracts. For preened funeral merchandise and service contracts, the performance obligation occurs at the time of need (when death occurs) and revenue is recognized on the date of delivery of merchandise or performance of service. We do not deliver merchandise on preneed contracts or provide service prior to the time of death.
The performance obligation for preneed merchandise and service is similar to the elements of the performance obligation of atneed merchandise and service. For preneed funeral services, all preneed funeral contracts are re-written upon the date of death as an atneed contract and the performance obligation is satisfied at the date of the service. Much like an atneed contract, control has transferred to the customer as the benefit has concluded in the following manner:

•	we have the right to payment;

•	the customer has title to merchandise;

•	the deceased has used the merchandise or has been a part of the service; and

•	the customer directed the use of the merchandise or the plan of the service.

Cemetery Operations:
Cemetery arrangements sold at the time of death are referred to as atneed contracts.
The performance obligation on these atneed contracts for cemetery property, merchandise and services are distinct. The performance obligations from the time of death to the disposition of the remains include delivering cemetery property, unearthing the ground, interring remains and installing merchandise on the cemetery grounds. Each item on the contract is recognized as a distinct good or service. The performance obligation is satisfied and revenue is recognized on the purchase date of the interment right, on the date of the cemetery service, and on the date of delivery of the merchandise (set on cemetery grounds).
Cemetery arrangements sold prior to death are referred to as preneed contracts. For preneed sales, the performance obligation occurs as follows:
For preneed cemetery interment rights, the performance obligation is the sale of the interment right and revenue is recognized at the time the contract is signed. Control of cemetery interment rights is transferred to the customer upon execution of the contract as customers select a specific location and space for their interment right, thus, restricting the company from other use or transfer of the contracted cemetery property.
For preneed cemetery merchandise and service, the performance obligation occurs at the time of need (when death occurs) and revenue is recognized on the date of delivery of merchandise or performance of service. We do not deliver merchandise on preneed contracts or provide service prior to the time of death.
The performance obligation for preneed merchandise and service is similar to the elements of the performance obligation of atneed merchandise and service. Much like an atneed contract, control has transferred to the customer as the benefit has concluded in the following manner:

•	we have the right to payment;

•	the customer has title to merchandise;

•	the deceased has used the merchandise or has been a part of the service; and

•	the customer directed the use of the merchandise or the plan of the service.
Upon review of our current disclosure in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” on our Form 10-Q for the Quarterly Period Ended September 30, 2018 filed November 1, 2018, we believe elements of our discussion above were not reflected clearly and as such, in future filings, beginning with the Form 10-K for the Year Ended December 31, 2018, we will expand our disclosure regarding funeral and cemetery performance obligations.
For the convenience of the Staff, the proposed revision of our disclosure in the Form 10-K for the Year Ended December 31, 2018 is set forth in the attached Appendix II.

3.
Please explain to us your basis in ASC 606 for your policy of deferring recognition of preneed funeral commission revenue to the point at which the commission is no longer subject to refund. Specifically address your consideration of the guidance in ASC 606-10-55-23 through 55-26.

Response:
We earn commission income from third-party insurance providers (not the customer buying the insurance policy) for the sale of preneed funeral contracts funded through third-party insurance policies. Generally, these preneed funeral contracts are sold by third party marketers of the insurance provider on behalf of our businesses. We do not provide any consideration to the insurance provider.
This commission income is subject to refund (charge-back) if the preneed funeral contract between the customer and third-party insurance provider is cancelled within a year or if there is an imminent death of the beneficiary before the first year anniversary of the preneed funeral contract.  In addition, the preneed funeral contract is cancelable at any time at the discretion of the customer.
Moreover, the commission income we earn from third-party insurance providers represents less than 0.3% of our total revenue for 2018. Historically, our average annual commission income has been less than 0.5% of total revenue.
We did not apply the provisions of ASC 606-10-55-23 through 55-26 in our decision to defer the commission income as we believe that this guidance does not govern the nature of our commission revenue. ASC 606-10-55-22 (Sale with a Right of Return) provides guidance for a contract that transfers the control of a product to a customer and also grants the customer the right to return the product. The commission we earn is contracted with the third-party insurance provider. We are not providing the policy to a customer, nor are we granting the customer the right to return the policy.
We also considered the guidance in ASC 606-10-25-7 which states that when a contract with a customer does not meet the criteria in paragraph 606-10-25-1 and an entity receives consideration from the customer, the entity shall recognize the consideration received as revenue only when either of the following events has occurred:
a. The entity has no remaining obligations to transfer goods or services to the customer, and all, or substantially all, of the consideration promised by the customer has been received by the entity and is nonrefundable.
b. The contract has been terminated, and the consideration received from the customer is nonrefundable.
We also concluded that this guidance does not apply because it appears to focus on the future transaction between the customer and our business upon the maturity of the preneed funeral contracts, i.e. after death occurs.
We also considered the guidance in ASC 606-10-55-38 which states that an entity is an agent if the entity’s performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.

Upon further consideration of the code above (ASC 606-10-55-38), we believe that we are entitled to the commission income after the one year charge-back period, after which the commission income is no longer subject to refund.
We believe that we have gone through a detailed review of the guidance and our policy to defer this commission income for a maximum of one year is reasonable, as the guidance does not provide clarity on our unique industry and can be subject to interpretation.
Please refer to Note 9 in our notes to the Consolidated Financial Statements on our Form 10-K for the Year Ended December 31, 2017 Filed February 21, 2018 for further discussion of our contracts funded by insurance.
Upon review of our current disclosure in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” on our Form 10-Q for the Quarterly Period Ended September 30, 2018 filed November 1, 2018, we did not fully explain the basis of our policy of deferring the recognition of preneed funeral commission revenue and as such, in future filings, beginning with the Form 10-K for the Year Ended December 31, 2018, we will expand our disclosure.
For the convenience of the Staff, the proposed revision of our disclosure in the Form 10-K for the Year Ended December 31, 2018 is set forth below:
When preneed funeral contracts are funded through third-party insurance policies, we earn a commission on the sale of the policies. Insurance commissions are subject to refund (charge-back) if the preneed policy is cancelled within a year or if there is an imminent death of beneficiary before the first year anniversary of the policy. We record these insurance commissions as other revenue, at the point at which the commission is no longer subject to refund, which is typically one year after the policy is issued. All selling costs incurred pursuant to the sale of the insurance funded preneed contracts are expensed as incurred.
Generally, at the time of the sale of either the preneed insurance or preneed trust contract, the intent is that the beneficiary has made a commitment to assign the proceeds to the company for the fulfillment of the service and merchandise obligations on the preneed contract at the time of need. However, this commitment is revocable and the proceeds from the policy are portable, so the customer can choose to use an alternative provider at the time of need.

4.
Please explain to us your consideration of the guidance in ASC 606-10-55-36 - 55-40 when determining whether you are acting as a principle or as an agent when providing travel protection, memorialization merchandise, and personalized marker merchandise.

Response:
We typically do not sell travel protection, either as a principle or agent of a third-party.
We sell memorialization merchandise, such as urns and personalized marker merchandise that are supplied by a small number of national providers. We order the memorialized merchandise through a third-party on behalf of our customer. The merchandise and its memorialization is provided by the third-party. We deliver the merchandise to the customer upon completion of the memorialization or we set the merchandise on our cemetery grounds.
We do not deliver merchandise prior to the time of death. Delivery of memorialization merchandise and personalized marker merchandise occurs after the time of death, at which time control is transferred and revenue is then recognized. Please refer to the explanation above in Question #2 for further discussion of the timing of delivery and revenue recognition.
Upon review of our current disclosure in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” on our Form 10-Q for the Quarterly Period Ended September 30, 2018 filed November 1, 2018, we did not reflect whether we are acting as a principle or as an agent in the sale of our memorialization merchandise and as such, in future filings, beginning with the Form 10-K for the Year Ended December 31, 2018, we will clarify our position in our disclosure.
For the convenience of the Staff, the proposed revision of our disclosure in the Form 10-K for the Year Ended December 31, 2018 is set forth below:
Our cemetery operations generate revenues primarily through sales of cemetery interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as outer burial containers, memorial markers and floral placements) and services (interments, inurnments and installation of cemetery merchandise).
We sell memorialization merchandise and personalized marker merchandise, such as urns and markers that are supplied by a small number of national providers. We order the memorialized merchandise through a third-party on behalf of our customer. The merchandise and its memorialization is provided by the third-party. We deliver the merchandise after the time of death to the customer upon completion of the memorialization or we set the merchandise on our cemetery grounds.

5.
Regarding your insurance funded preneed contracts, please tell us if the beneficiary has committed to assign the benefits of the policy to you at the time of need. Also, please tell us if you transfer any merchandise or services prior to the time of need.

Response:
At the time of sale of the insurance funded preneed contract, the intent is that the beneficiary has made a commitment to assign the proceeds to the company for the fulfillment of the service and merchandise obligations on the preneed contract at the time of need (i.e. death). Between the time of sale and time of need, this commitment is revocable and the proceeds from the policy are portable, so the customer can choose to use an alternative provider at the time of need.
We do not transfer any merchandise or services until the time of need, at which time control is transferred and revenue is recognized. Please refer to the explanation above in Question #2 for further discussion of the timing of delivery and revenue recognition.
Upon review of our current disclosure in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies” on our Form 10-Q for the Quarterly Period Ended September 30, 2018 filed November 1, 2018, we believe elements of our discussion above were not fully reflected clearly and as such, in future filings, beginning with the Form 10-K for the Year Ended December 31, 2018, we will expand our disclosure noting the above insurance funded preneed contract commitment.
Please refer to our proposed revision of this disclosure in Question #3 above.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve comments in a timely manner that is acceptable to the Staff.
We are also providing Carriage’s key dates during January and February 2019 which we have scheduled releases and filings for our December 31, 2018 year end results:
January 16, 2019 : Release providing preliminary and unaudited full year and fourth quarter results along with forecasted 2019 (this will include disclosure of approximately 5-6 line item Income Statement measures; no full statements)
February 20, 2019:    Final Earnings Release for year ended December 31, 2018
February 28, 2019:    File Form 10-K

We appreciate the staff’s sensitivity to these dates and work towards closure of your review.  Observing these dates is paramount to the credibility and relationship that Carriage Services has to our investors and shareholders.

Sincerely,

By:    /s/ Viki K. Blinderman
Viki K. Blinderman
Senior Vice President, Principal Financial Officer, Chief Accounting Officer and Secretary

cc:     Carriage Services, Inc.’s Audit Committee of the Board of Directors
Grant Thornton LLP